December 10, 2007

Mail Stop 3561

*By U.S. Mail and facsimile to (214) 977-8209*

Mr. Robert W. Decherd
Chief Executive Officer
Belo Corp.
P.O. Box 655237
Dallas, TX 75265-5237

> **Re:   Belo Corp.**
> **Definitive 14A**
> **Filed April 3, 2007**
> **File No. 001-08598**

Dear Mr. Decherd:

We have reviewed your response letter dated October 12, 2007 and have the following comments.  Please respond to our comments by December 21, 2007 or tell us by that time when you will provide us with a response.  If the comments request revised disclosure in future filings, please confirm in writing that you will comply with the comments in your future filings and also explain to us how you intend to comply.  We welcome any questions you may have about our comments or any other aspect of our review.

1. We note your responses to our prior comments 3 and 4.  Please confirm that you will incorporate the information contained in your supplemental response into your disclosure regarding compensation consultants in future filings.

2. While we note your response to prior comment 7, we re-issue the comment.  Please provide more detailed disclosure which addresses at an individual level how the specific compensation payable to each named executive officer was determined, including specific achievements of the company and the named executive officers and their specific impact on compensation decisions.

3. We note your response to prior comment 18.  Please confirm that you will expand your disclosure in future filings to provide additional detail, as included in your supplemental response, regarding your related person transaction policies.

Please contact me at (202) 551-3314 with any questions.

Sincerely,


Daniel Morris
Attorney-Advisor